

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05048969

March 25, 2005

Lisa N. Tyson
Senior Vice President and Deputy General Counsel
Dean Foods Company
2515 McKinney Avenue, Suite 1200
Dallas, TX 75201

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/25/2005

Re: Dean Foods Company
Incoming letter dated January 25, 2005

Dear Ms. Tyson:

This is in response to your letter dated January 25, 2005 concerning the shareholder proposal submitted to Dean by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. We also have received a letter from the proponents dated March 3, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

PROCESSED
APR 1 2 2005
THOMSON
FINANCIAL

cc: Marilyn Bodner
Associate General Counsel
The City of New York
Office of the Comptroller
General Counsel
1 Centre Street, Room 609
New York, NY 10007-2341

March 25, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dean Foods Company
Incoming letter dated January 25, 2005

The proposal requests that Dean disclose its social, environmental and economic performance by issuing annual sustainability reports.

We are unable to concur in your view that Dean may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Dean may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Dean may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Dean may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Daniel Greenspan
Attorney-Advisor



January 25, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street
Washington, D.C 20549

Re: Dean Foods Company – Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Dean Foods Company, a Delaware corporation ("Dean" or the "Company"), files this letter under Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Dean's intention to exclude a shareholder proposal and supporting statement (the "Proposal") from the proxy materials for Dean's 2005 Annual Meeting of Shareholders (the "2005 Proxy Materials"). The Proposal was submitted by the Comptroller of the City of New York, William C. Thompson, Jr., as the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (collectively, the "Proponents"). Dean asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Dean excludes the Proposal from its 2005 Proxy Materials under:

1. Rule 14a-8(i)(3), because the Proposal is so vague, indefinite and misleading that the shareholders and the Company would be unable to determine what further action should be taken if it is adopted; and

2. Rule 14a-8(i)(7), because the Proposal deals with matters relating to the Company's ordinary business operations.

Dean received the Proposal on December 13, 2004. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from its 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2005 Proxy Materials with the Commission.

THE PROPOSAL

For the convenience of the Staff, the text of the Proposal is set forth below:

Whereas:

Disclosure of key information is a founding principle of our capital markets.

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens will more likely prosper over the long term and be accepted in their communities. The link between sustainability performance and long term shareholder value is awakening mainstream financial companies to new tools for understanding and predicting capital markets. According to environmental research consultant Innovest, major investment firms including ABN-AMRO, Neuberger Berman, Schroders, T. Rowe Price, and Zurich/Scudder subscribe to information on companies' social and environmental practices to help make investment decisions.

A growing number of companies are issuing sustainability reports. According to the Dow Jones Sustainability Group, sustainability includes: "Encouraging long lasting social well being in communities where they operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities, and non-governmental organizations) and responding to their specific and evolving needs, thereby securing a long-term 'license to operate,' superior customer and employee loyalty, and ultimately superior financial returns."

Companies increasingly recognize that transparency and dialogue about sustainability are key to business success. For example, Ford Motor Company states, "sustainability issues are neither incidental nor avoidable–they are at the heart of our business." Baxter International sees sustainability reporting as "a balanced way of thinking, acting and driving accountability across Baxter each and every day." American Electric Power states that, "management and the Board have a fiduciary duty to carefully assess and disclose to shareholders appropriate information on the company's environmental risk exposure."

Moreover, many global organizations, like the European Union Framework for Corporate Social Responsibility, support corporate

> sustainability reporting. The national governments of Australia, Japan and the United Kingdom recommend sustainability reporting. In addition, companies listed on the Johannesburg and Paris Stock Exchanges are now required to report non-financial information related to corporate social and environmental performance.
>
> **RESOLVED:**
>
> That shareholders request the company disclose its social, environmental and economic performance to the public by issuing annual sustainability reports.

BACKGROUND

The Proposal requests that the Company prepare annual sustainability reports disclosing its "social, environmental and economic performance." The Proponents submitted a substantially similar proposal in December 2003 requesting that "the company prepare a sustainability report (at reasonable cost and omitting proprietary information) based on the Global Reporting Initiative's sustainability reporting guidelines by September 2004." The Company requested no action relief to exclude the earlier proposal from the proxy statement for its 2004 Annual Meeting of Shareholders, arguing, among other things, that the December 2003 proposal was excludable as vague and indefinite and the Staff concurred. *See Dean Foods Company* (February 25, 2004). The Proponents are now attempting to resubmit substantially the same proposal by simply removing any reference in either the resolution or the supporting statement to the Global Reporting Initiative's sustainability reporting guidelines (the "GRI Guidelines").

REASONS FOR EXCLUSION

1. The Company may exclude the Proposal under Rule 14a-8(i)(3) because it is vague, indefinite and misleading.

The Company believes the Proposal is properly excludable under Rule 14a-8(i)(3) because it is contrary to the Commission's proxy rules, "including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague, indefinite and, therefore, potentially misleading. A proposal is vague, indefinite and misleading if a company and its shareholders might interpret the proposal differently, such that any action(s) ultimately taken by the company upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal. *Occidental Petroleum Corp.* (February 11, 1991). While the Commission, in Staff Legal Bulletin 14B (September 15, 2004), clarified the circumstances in which companies will be permitted to exclude proposals pursuant to Rule 14a-8(i)(3), it expressly reaffirmed that vague and indefinite proposals are still subject to exclusion. According to Staff Legal Bulletin 14B:

> There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:
>
> ***
>
> the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires – this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result.

The Company's belief that the Proposal is vague and indefinite is also consistent with the analysis and reasoning of a number of recent no-action letters in which the Staff permitted companies, including Dean, to exclude similar proposals on vagueness grounds. *See Smithfield Foods, Inc.* (July 18, 2003), *Dean Foods Company* (February 25, 2004), *Terex Corporation* (March 1, 2004), *Lowe's Companies, Inc.* (March 3, 2004), *The Kroger Co.* (March 19, 2004) and *ConAgra Foods, Inc.* (July 1, 2004))(exclusion of proposals requesting preparation of GRI Guideline-based sustainability reports on the basis that the proposals are vague and indefinite).

A. The Proposal does not inform shareholders of what the Company would be required to do if the Proposal were approved.

The Company believes that the Proposal is so inherently vague and indefinite that neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal if approved, would be able to determine with any reasonable certainty what actions or measures the Proposal requires.

The Proposal requests that the Company issue annual "sustainability reports" but it contains no definition or explanation of "sustainability reports," nor does it provide any details or guidelines describing the type, quality or quantity of disclosure the Proponents are seeking to be included in such reports. The Proposal merely requests that the sustainability reports include disclosure of the Company's "social, environmental and economic performance" without including any criteria or basis by which the Company should measure its "performance" or any guidance on what such disclosure of performance would entail. In addition, since the Proposal lacks such guidance, neither the shareholders nor the Company have any way to assess the expenses required to produce sustainability reports and balance those costs against other business objectives. Without a definition of "sustainability reports" or any details or guidance as to the type or extent of disclosure to be included, the Company's shareholders would not have a clear idea of what they were being asked to approve if the Proposal were included in the 2005 Proxy Materials. Such a vague and indefinite Proposal would be open to many different, and possibly conflicting, interpretations by the Company's shareholders. If approved, due to the lack of guidance or certainty in the Proposal, the Company would struggle with, among other things, what the report must cover, which standards to apply in order to determine how the Company is performing socially, environmentally and economically and how and to what degree information should be presented. Overall, without more specific direction, the Company will lack the information necessary to properly implement the will of the shareholders if they were to approve the Proposal.

The Company believes that the Proposal is being submitted in an attempt to cure the vagueness of the proposal submitted by the Proponents in December 2003. The Staff considered a number of shareholder proposals for "sustainability reports" based on the GRI Guidelines, including the Proponents' December 2003 proposal, and consistently permitted companies to exclude such proposals from their proxy materials under Rule 14a-8(i)(3) on the grounds of vagueness. *See Smithfield Foods, Inc.* (July 18, 2003), *Dean Foods Company* (February 25, 2004), *Terex Corporation* (March 1, 2004), *Lowe's Companies, Inc.* (March 3, 2004), *The Kroger Co.* (March 19, 2004) and *ConAgra Foods, Inc.* (July 1, 2004).

The Staff's treatment of past shareholder proposals related to sustainability reports as set forth in *Smithfield Foods, Inc.* (July 18, 2003), *Dean Foods Company* (February 25, 2004), *Terex Corporation* (March 1, 2004), *Lowe's Companies, Inc.* (March 3, 2004), *The Kroger Co.* (March 19, 2004) and *ConAgra Foods, Inc.* (July 1, 2004), including the proposal submitted by the Proponents in December 2003, is instructive in relation to the current Proposal. The Company believes that since the Staff permitted those companies to exclude proposals for "sustainability" reporting based on the GRI Guidelines on vagueness grounds, it would follow that the current Proposal, without even so much guidance as provided by a reference to the GRI Guidelines, would be more, not less vague than the Proponents' former proposal.

The Proponents have submitted a Proposal substantially similar to that submitted in December 2003. In looking at the Proposal, we first note that the second through fourth paragraphs of both the December 2003 supporting statement and the current supporting statement are almost identical in substance. Both supporting statements include the same quote from the Dow Jones Sustainability Group and the same information from an environmental research consultant. The Proponent has rearranged the ordering of the paragraphs and expanded on some introductory language but the paragraphs are substantively almost identical. The supporting statements do, however, differ in one critical aspect. The remaining paragraphs of the December 2003 supporting statement discuss the GRI Guidelines and how the Guidelines provide a system for sustainability reporting whereas the current supporting statement concludes by citing certain global organizations, foreign governments and foreign stock exchanges that support or require sustainability reports. The fact that these global organizations, foreign governments and foreign stock exchanges support or require sustainability reports in no way clarifies the vagueness of the Proposal since there is no indication of how such sustainability reports are prepared or any details at all on what such reports contain. Furthermore, the resolution itself does nothing to clarify the Proposal since it too contains no guidelines for sustainability reporting. Looking at the Proposal as a whole, nowhere do the Proponents give the shareholders or the Company any guidance or explanation of what such "sustainability reports" are or how they should be prepared.

In their December 2003 supporting statement, the Proponents themselves acknowledge that reporting principles and guidance are necessary in order to produce an effective sustainability report. Their December 2003 supporting statement states that guidelines provide companies "reporting principles essential to producing a balanced and reasonable report and ...guidance for report content, including performance against core indicators in six categories..." In the current Proposal, the Proponents have failed to provide the Company and its shareholders any such principles or guidance regarding what the proposed "sustainability reports" would be comprised of or how such reports would be prepared. Their apparent attempt to cure the former proposal's vagueness by deleting the reference to the GRI Guidelines rather than clarifying, in either the supporting statement or the resolution, the GRI Guidelines or outlining alternative reporting principles or guidance for the content of the reports has resulted in a Proposal devoid of any principles or guidance by which the Company or the shareholders are able to determine what is being requested by the Proposal.

Because the shareholders will not understand what they are being asked to consider based on the text of the Proposal (including the supporting statement), the Proposal is vague, indefinite and misleading, and therefore may be excluded under Rule 14a-8(i)(3).

B. If the Shareholders were to approve the Proposal, the Company would not be able to determine with any reasonable certainty what action to take to fulfill the request.

Assuming the Proposal is approved by shareholders and the Company determines to prepare the reports, the Proposal gives no indication of what the Company should do with the reports once they are prepared. Even assuming the Company was able to determine the content of the reports, the Company cannot determine whether it would be required to send the reports to shareholders, make them available upon request or even to post them on its website. Given the vagueness of the Proposal regarding what the Company should do with the reports after they are prepared, it is very likely that the Company's shareholders would have various expectations regarding what they are voting on when reviewing this Proposal and the Company would have difficulty determining what course to take if the Proposal was adopted and the Company determined to implement the Proposal.

In the absence of any guidance in the Proposal regarding this point, the Company cannot determine with reasonable certainty what actions or measures the Proposal requires. In *Marriott International, Inc.* (March 14, 2002), the Staff determined a proposal was not vague and indefinite where the proposal specified the requested information be disseminated "through appropriate means, whether it be posted on the Company's website or sent via a written communication to shareholders." See also *Smithfield Foods, Inc.* (July 18, 2003). The Proposal does not give the Company any such guidance.

For these reasons, the Company believes that the Proposal is vague and indefinite, and therefore excludable under Rule 14a-8(i)(3).

C. Johnson Controls, Inc. No-Action Letter (November 14, 2002) is distinguishable.

In *Johnson Controls, Inc.* (November 14, 2002), a proposal was submitted requesting that the company prepare "a report dealing with the social and environmental issues related to sustainability." Johnson Controls argued, among other things, that the proposal was vague and indefinite and excludable under Rule 14a-8(i)(3) because the proposal failed to provide basic definitions making it impossible for the shareholders to understand what the proposal entailed. The Staff rejected Johnson Controls' arguments and refused to grant no-action for exclusion under Rule 14a-8(i)(3). The Company believes that *Johnson Controls, Inc.* (November 14, 2002) is distinguishable from the Proposal in that the proposal in *Johnson Controls, Inc.* (November 14, 2002) did provide some guidance to the company and its shareholders as to what the proposed report would be comprised of and how such a report would be prepared. Unlike the current Proposal, the supporting statement to the *Johnson Controls, Inc.* (November 14, 2002) proposal outlined various information that the proponent sought to have included in the report, such as "[t]he company's operating definition of sustainability...[a] review of current company policies and practices related to social, environmental and economic sustainability...[and]...[a] summary of long—term plans to integrate sustainability objectives throughout company operations." Furthermore, the *Johnson Controls, Inc.* (November 14, 2002) letter was prior to the analysis and reasoning of *Smithfield Foods, Inc.* (July 18, 2003), *Dean Foods Company* (February 25, 2004), *Terex Corporation* (March 1, 2004), *Lowe's Companies, Inc.* (March 3, 2004), *The Kroger Co.* (March 19, 2004) and *ConAgra Foods, Inc.* (July 1, 2004). While the Company contends that the minimal guidance provided in the proposal at issue in *Johnson Controls, Inc.* (November 14, 2002) would likely be deemed inadequate under the analysis and reasoning of the foregoing no-action letters, it is nonetheless more guidance than what the Proponents have provided to the Company and its shareholders.

D. Hormel Foods Corporation No-Action Letter (October 22, 2004) is distinguishable.

In *Hormel Foods Corporation* (October 22, 2004), a shareholder proposal requested that the company prepare a sustainability report examining the environmental impacts of the company's livestock operations. The company argued, among other things, that the proposal was vague and indefinite and excludable under Rule 14a-8(i)(3) because the proposal provided no explanation of what was meant by a sustainability report and no guidelines outlining what the Proponent sought to have included in the report. The Staff rejected the company's arguments and refused to grant no-action for exclusion under Rule 14a-8(i)(3). The Company believes that *Hormel Foods Corporation* (October 22, 2004) is distinguishable from the Proposal in that the proposal in *Hormel Foods Corporation* (October 22, 2004) provided guidance to the company and its shareholders as to what the proposed report would be comprised of and how such a report would be prepared. The proposal outlined in the supporting statement that the report should "include information relating to water usage, significant air emissions, water sources and other ecosystems affected by runoff and discharges, indices of fines for non-compliance associated with environmental issues and the performance of suppliers relative to environmental guidelines and programs currently used by the company." The Proposal submitted to Dean does not include guidance of this sort in either the Proposal or the supporting statement. Furthermore, *Hormel Foods Corporation* (October 22, 2004) failed to cite or apply the analysis or reasoning of *Smithfield Foods, Inc.* (July 18, 2003), *Dean Foods Company* (February 25, 2004), *Terex Corporation* (March 1, 2004), *Lowe's Companies, Inc.* (March 3, 2004), *The Kroger Co.* (March 19, 2004) and *ConAgra Foods, Inc.* (July 1, 2004) to the proposal under consideration.

2. The Company may exclude the Proposal under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

The Company believes that the Proposal is properly excludable under Rule 14a-8(i)(7) as it deals with matters relating to the Company's "ordinary business operations." Although it is unclear what would be required to be reported under the Proposal, it appears likely that the report would relate to employment, environmental, supplier, financial performance and other matters. In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the policy underlying the ordinary business exclusion is to "confine the resolution of ordinary business problems to management and the board of directions, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." In the 1998 Release, the Commission cited the subject matter of the proposal as one of the two central considerations in applying the ordinary business exclusion stating that:

> "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

The Company believes that the Proposal is excludable because, by requesting annual sustainability reports, part of the Proposal relates to ordinary business. In Exchange Act Release No. 34-20091 (August 16, 1983), the Commission stated that where proposals request that companies prepare reports on specific aspects of their business, "the staff will consider whether the subject matter of the special report...involves a matter of ordinary business" and "where it does, the proposal will be excludable." In accordance with this directive, the Staff has consistently permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business. *See, e.g., AT&T Corp.* (February 21, 2001); *The Mead Corporation* (January 31, 2001); *Wal-Mart Stores, Inc.* (March 15, 1999); *Nike, Inc.* (July 10, 1997). In addition, the Staff has historically taken the position that, where part of a proposal relates to ordinary business, the proposal may be excluded in its entirety even though "the proposal appears to address matters outside the scope of ordinary business." *See E*Trade Group, Inc.* (October 31, 2000).

The Staff has reached the same conclusion in response to proposals requesting that companies prepare reports on specific subjects. Where one or more of the matters to be covered in a report relates to a company's ordinary business operations, the Staff has taken the position that the proposal requesting the report can be excluded in its entirety. Three companies sought to omit from their proxy materials a proposal requesting that their respective boards of directors report on the companies' actions to ensure that they did not purchase from suppliers that use forced, convict or child labor or failed to comply with laws protecting employees' rights. The Staff permitted all three of these companies to exclude the proposal despite the fact that significant social issues were raised in the proposals. In each instance, the Staff "noted in particular that, although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the descriptions of matters to be included in the report relates to ordinary business operations." *See Wal-Mart Stores, Inc.* (March 15, 1999); *Kmart Corporation* (March 12, 1999); *The Warnaco Group, Inc.* (March 12, 1999).

The Staff has a long-standing policy of not permitting proponents to revise overly broad shareholder proposals once it becomes apparent that the proposals would be excludable under Rule 14a-8(i)(7) because they address ordinary business operations. *See id.* The no-action letters discussed above clearly illustrate that, where a portion or part of a proposal relates to a company's ordinary business operations, the company may properly exclude the entire proposal. The Proposal by requesting disclosure related to the Company's social, environmental and economic performance is so vague and broad that it could be interpreted to require disclosure related to any and all areas of the Company's ordinary business. Specifically, the introductory language in the Proposal indicates that "sustainability" includes the Company's interactions with clients, suppliers, employees and the government and as a result, the Proponents likely envision that "sustainability reports" would cover these ordinary business matters.

Matters related to employees, suppliers and vendors have all been deemed ordinary business matters. The Commission has stated that proposals involving "the management of the workforce, such as the hiring, promotion, and termination of employees" relate to ordinary business matters. 1998 Release; see also Staff Legal Bulletin No. 14A (July 12, 2002)(citing same). In addition, both the Commission and the Staff have taken the position that proposals relating to a company's relationships with suppliers and vendors are excludable because they address matters of ordinary business. In the 1998 Release, the Commission cited "retention of suppliers" as an example of a task that is "so fundamental to management's ability to run a company on a day-to-day basis" that it cannot, "as a practical matter, be subject to direct shareholder oversight." 1998 Release. Consistent with the considerations underlying Rule 14a-8(i)(7), the Staff has permitted the exclusion of proposals addressing the practices of a company's suppliers. *See, e.g., Seaboard Corporation* (March 3, 2003)(permitting exclusion of proposal requesting report on use of antibiotics by company's hog suppliers); *Hormel Foods Corporation* (November 19, 2002)(permitting exclusion of proposal requesting report on use of antibiotics by company's meat suppliers). Since the Proposal likely covers, at the least, matters involving clients, suppliers and employees, the Proposal addresses ordinary business matters and should be excluded.

In addition, the Proposal seeks disclosure on the Company's "economic performance." Although the Company has no way of determining what such disclosure might entail, it is likely that the Proponents are seeking financial information beyond what is reported in the Company's periodic reports since such information is already publicly available. The Staff has consistently concurred that proposals addressing financial reporting and accounting policies not required by GAAP or by disclosure standards under applicable law may be excluded as relating to a company's ordinary business operations. In Santa Fe Southern Pacific Corp. (January 30, 1986), the Staff stated, in connection with a proposal requiring the registrant to prepare current cost basis financial statements for the registrant and its subsidiaries, that "the determination to make financial disclosures not required by law" is considered to be a matter relating to a company's ordinary business operations. See also *American Stores Company* (April 7, 1992), *Minnesota Mining & Manufacturing Company* (March 23, 1988), *The Chase Manhattan Corporation* (March 4, 1999) and *General Electric Company* (January 21, 2003). Because the Proposal requires information related to the Company's economic performance, the Proposal addresses matters that relate to the Company's ordinary business operations.

CONCLUSION

For the reasons set forth above, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2005 Proxy Materials. Please do not hesitate to call me at (214) 303-3412 if you require additional information or wish to discuss this submission further. Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it to me in the enclosed stamped, self-addressed envelope.

Thank you for your attention to this matter.

Sincerely,



Lisa N. Tyson
Senior Vice President and Deputy General Counsel

Attachment: Exhibit A
Enclosures: As stated above

cc: Michelle P. Goolsby – Dean Foods Company
Meredith B. Cross – Wilmer Cutler Pickering Hale and Dorr LLP
Patrick Doherty – Office of the Comptroller of New York City

C:\DOCUME~1\dalsancr\LOCALS~1\Temp\C.Lotus.Notes.Data\SEC ltr re Notice to Omit Shareholder Proposal from 2005 Poxy Materials.DOC

EXHIBIT A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

December 1, 2004

Ms. Michelle P. Goolsby
Executive Vice President,
Chief Administrative Officer,
General Counsel and Corporate Secretary
Dean Foods Company
2515 McKinney Avenue, Ste. 1200
Dallas, TX 75201

Dear Mr. Goolsby:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Citibank and Bank of New York certifying the funds' ownership, continually for over a year, of shares of Dean Foods common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty

Enclosures

SUSTAINABILITY REPORT TO SHAREHOLDERS

Whereas:

Disclosure of key information is a founding principle of our capital markets.

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens will more likely prosper over the long term and be accepted in their communities. The link between sustainability performance and long term shareholder value is awakening mainstream financial companies to new tools for understanding and predicting capital markets. According to environmental research consultant Innovest, major investment firms including ABN-AMRO, Neuberger Berman, Schroders, T. Rowe Price, and Zurich/Scudder subscribe to information on companies' social and environmental practices to help make investment decisions.

A growing number of companies are issuing sustainability reports. According to the Dow Jones Sustainability Group, sustainability includes: "Encouraging long lasting social well being in communities where they operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities, and non-governmental organizations) and responding to their specific and evolving needs, thereby securing a long-term 'license to operate,' superior customer and employee loyalty, and ultimately superior financial returns."

Companies increasingly recognize that transparency and dialogue about sustainability are key to business success. For example, Ford Motor Company states, "sustainability issues are neither incidental nor avoidable—they are at the heart of our business." Baxter International sees sustainability reporting as "a balanced way of thinking, acting and driving accountability across Baxter each and every day." American Electric Power states that, "management and the Board have a fiduciary duty to carefully assess and disclose to shareholders appropriate information on the company's environmental risk exposure."

Moreover, many global organizations, like the European Union Framework for Corporate Social Responsibility, support corporate sustainability reporting. The national governments of Australia, Japan and the United Kingdom recommend sustainability reporting. In addition, companies listed on the Johannesburg and Paris Stock Exchanges are now required to report non-financial information related to corporate social and environmental performance.

RESOLVED:

That shareholders request the company disclose its social, environmental and economic performance to the public by issuing annual sustainability reports.

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

December 1, 2004

To Whom It May Concern

Re: DEAN FOODS CO. - CUSIP#: 242370104

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from April 1, 2004 through today at The Bank of New York for New York City Board of Education Retirement Systems.

New York City Board of Education Retirement Systems 13,453 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Ruggiero
Vice President

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

December 1, 2004

To Whom It May Concern

Re: DEAN FOODS CO. - CUSIP#: 242370104

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from April 1, 2004 through today at The Bank of New York for New York City FireFighters Pension Systems.

New York City FireFighters Pension Systems 37,014 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Ruggiero
Vice President

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK – FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

December 1, 2004

To Whom It May Concern

Re: DEAN FOODS CO. - CUSIP#: 242370104

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from April 1, 2004 through today at The Bank of New York for New York City Employee Retirement Systems.

New York City Employee Retirement Systems	210, 226 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Ruggiero
Vice President

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

December 1, 2004

To Whom It May Concern

Re: DEAN FOODS CO. - CUSIP#: 242370104

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from April 1, 2004 through today at The Bank of New York for New York City Police Pension Systems.

New York City Police Pension Systems 110,334 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Ruggiero
Vice President

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK – FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

December 1, 2004

To Whom It May Concern

Re: DEAN FOODS CO. - CUSIP#: 242370104

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from April 1, 2004 through today at The Bank of New York for New York City Teachers Retirement Systems.

New York City Teachers Retirement Systems 169, 347 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Ruggiero
Vice President

Citibank, N.A.
111 Wall Street
New York, NY 10005

December 1, 2004

RE: NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Employees' Retirement System held

127,084 shares of **DEAN FOODS**

continuously for the period March 31, 2003 through March 31, 2004
in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,



Michael V. Barbetta
Vice President

CITIBANK

Citibank, N.A.
111 Wall Street
New York, NY 10005

December 1, 2004

RE: NEW YORK CITY POLICE PENSION FUND

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Police Pension Fund held

41,112 shares of **DEAN FOODS**

continuously for the period March 31, 2003 through March 31, 2004
in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,



Michael V. Barbetta
Vice President

Citibank, N.A.
111 Wall Street
New York, NY 10005

December 1, 2004

RE: NEW YORK CITY FIRE DEPARTMENT PENSION FUND

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Fire Department Pension Fund held

13,990 shares of **DEAN FOODS**

continuously for the period March 31, 2003 through March 31, 2004
in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,



Michael V. Barbetta
Vice President

CITIBANK

Citibank, N.A.
111 Wall Street
New York, NY 10005

December 1, 2004

RE: NEW YORK CITY BOARD OF EDUCATION RET. SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Board of Education Retirement System held

5,402 shares of **DEAN FOODS**

continuously for the period March 31, 2003 through March 31, 2004
in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,



Michael V. Barbetta
Vice President

CITIBANK

Citibank, N.A.
111 Wall Street
New York, NY 10005

December 1, 2004

RE: NEW YORK CITY TEACHERS' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Teachers' Retirement System held

118,984 shares of **DEAN FOODS**

continuously for the period March 31, 2003 through March 31, 2004
in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,



Michael V. Barbetta
Vice President



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 609
NEW YORK, N.Y. 10007-2341

TELEPHONE:(212) 669-4952
FAX NUMBER: (212) 815-8558
WWW.COMPTROLLER.NYC.GOV

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Marilyn Bodner
ASSOCIATE GENERAL COUNSEL

EMAIL: MBODNER@COMPTROLLER.NYC.GOV

March 3, 2005

BY EXPRESS MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Dean Foods Company;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the January 25, 2005 letter submitted to the Securities and Exchange Commission (the "Commission") by Lisa N. Tyson, inside counsel for Dean Foods Company ("Dean Foods" or the "Company"), which seeks assurance that the Staff of the Division of Corporation Finance of the Commission (the "Staff") will not recommend any enforcement action if the Company excludes from its proxy statement for the 2005 annual meeting the Funds' shareholder proposal (the "Proposal"). I have reviewed the Proposal, as well as the January 25, 2005 letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2005 Proxy Materials. Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

I. The Proposal

Following its "Whereas" Clause, which states that a founding principle of this country's capital markets is the disclosure of key information, the Proposal discusses the growing interest of both private and professional investors in sustainability issues –companies' social and environmental practices and the belief that those practices impact shareholder value. The Proposal explains that, according to the Dow Jones Sustainability Group, "sustainability" includes:

Encouraging long lasting social well being in communities where [companies] operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities, and non-governmental organizations) and responding to their specific and evolving needs, thereby securing a long-term 'license to operate,' superior customer and employee loyalty, and ultimately superior financial returns.

The Proposal's "Resolved" clause states:

That shareholders request the company disclose its social, environmental and economic performance to the public by issuing annual sustainability reports.

II. DISCUSSION

The Company has challenged the Proposal on the following grounds: (1) Rule 14a-8(i)(3) (vague or indefinite); and (2) Rule 14a-8(i)(7) (ordinary business). For the reasons set forth below, the Funds submit that the Company has failed to meet its burden of proving its entitlement to "no-action" relief.

A. The Proposal Is Not Vague or Indefinite Under Rule 14a-8(i)(3)

The Company argues that the Proposal may be excluded pursuant to Rule 14a-8(i)(3) as vague, indefinite or misleading. However, the Staff has decided without exception that similar requests for sustainability reporting cannot be excluded under Rule 14a-8(i)(3).

Starting with *Johnson Controls, Inc.* (Nov. 14, 2002), continuing with *Wal-Mart Stores, Inc.* (Feb. 17, 2004) and *Hormel Foods Corporation* (Oct. 22, 2004), and most recently in *Burlington Resources, Inc.* (Feb. 4, 2005), *Wendy's International, Inc.* (Feb. 10, 2005), and *Seaboard Corporation* (Feb. 14, 2005), the Staff has repeatedly refused to accede in the exclusion of proposals in the form of the Proposal here, which request sustainability reports without seeking to impose upon the company the complex Global Reporting Initiative ("GRI") Guidelines for that report. The Staff has uniformly rejected companies' attempts to argue that such proposals are "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin 14B* (Sept. 15, 2002).

The Company now raises the identical argument under Rule 14a-8(i)(3), claiming that the lack of detailed definitions or guidelines makes it impossible to comply with the Proposal. These arguments, too, are the same as those raised unsuccessfully by companies with respect to prior "non-GRI" sustainability proposals. The Staff's uniform guidance, however, could not be clearer: such proposals are not vague or indefinite under Rule 14a-8(i)(3). There is no rationale presented for the Staff to depart here from those prior decisions. The Proposal offers a short, plain statement as to the report being requested – "to disclose its social, environmental and economic performance to the public by issuing annual sustainability reports" – and the Company is fully able to comply. That short, plain request in the Funds' Proposal distinguishes all of the no-action letters, including *Dean Foods Co.* (Feb. 25, 2004), issued with respect to the rather different proposals requesting a sustainability report based on the lengthy and intricate GRI Guidelines.

Indeed, just last year, the Company had argued vigorously, and with success, to have the Funds' 2003 proposal excluded because the Company said that the length, complexity, and vagueness of the GRI Guidelines made it impossible for the Company to fulfill that proposal's mandate. The Company does an ironic about-face this year when, in effect, it faults the current Proposal for being terse and to the point. That argument cannot succeed. The Proposal cannot be faulted for having carefully remedied all the shortcomings of which Dean Foods and other companies had previously complained.

For the above reasons, the Proposal's request for annual sustainability reports is neither vague nor indefinite. The Company's arguments under Rule 14a-8(i)(3) should be rejected.

B. The Proposal is not Ordinary Business under Rule 14a-8(i)(7)

The Company argues that it may exclude the Funds' Proposal calling for a sustainability report because it deals with matters relating to the Company's ordinary business operations. For reasons similar to those stated as to the Company's Rule 14a-8(i)(3) arguments, the Company's Rule 14a-8(i)(7) arguments must also fail.

Companies opposing similar sustainability proposals [1] have put forth unsuccessful Rule 14a-8(i)(7) arguments, contending that the proposals they wished to exclude were unacceptable because they related to the companies' ordinary business operations; sought to "micro-manage" the companies' business; and/or failed to raise significant social policy concerns separate and apart from the companies' day-to-day ordinary business operations. The Staff has uniformly rejected that argument with respect to sustainability proposals similar to that here. *See Johnson Controls, Inc.* (Nov. 14, 2002); *Wal-Mart Stores, Inc.* (Feb. 17, 2004); *Hormel Foods Corporation* (Oct. 22, 2004); and *Wendy's International, Inc.* (Feb. 10, 2005). The Company, too, argues that the Proposal should be excluded as "ordinary business", but has presented no reason why the Staff should depart from its consistent, well-founded view. The Proposal here is founded upon significant social policy issues, does not call for reporting that duplicates the Company's ordinary reporting, and makes no effort to micro-manage any aspect of the Company's affairs. Under the standards announced in *Exchange Act Release* No. 34-40018 (May 21, 1998), such a proposal cannot be excluded on "ordinary business" grounds.

As in the case of its Rule 14a-8(i)(3) argument, the Company is attempting an about-face from the position it took last year in opposing the Funds' 2003 proposal for a report based on the

1 Burlington Resources Inc. and Seaboard Corporation did not raise Rule 14a-8(i)(7) arguments.

GRI Guidelines. The Company criticized the earlier proposal because the many specific items required under the Guidelines appeared to fall under the rubric of ordinary business. Indeed, the Company last year cited the shareholder proposal in *Johnson Controls* as a model of one that did not fall afoul of Rule 14a-8(i)(7), because "the report requested in the proposal in *Johnson Controls* was not based on the [GRI] Guidelines as the company was allowed to determine how it wanted to report on sustainability issues." The instant Proposal now gives Dean Foods that identical power, "to determine how it wanted to report on sustainability issues," and does not so much as refer to the GRI Guidelines. The Proposal has thus met the standard not only of Staff's prior decisions, but also of the Company's own prior advocacy.

As the Funds' Proposal does not involve the Company's "ordinary business," the Staff should reject the Company's request for relief on that ground.

III. Conclusion

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your consideration.

Sincerely,



Marilyn Bodner
Associate General Counsel

Cc: Lisa N. Tyson, Esq.
Dean Foods Company